 Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-223943
April 10, 2019

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus.pdf or http://www.teucriumtagsfund.com/pdfs/tags-prospectus.pdf or by calling (802) 540-0019.

On April 5, 2019, Yahoo Finance published an interview with Sal Gilbertie, President and Chief Executive Officer of Teucrium Trading, LLC, entitled “Corn farmers taking a hit after epic floods and China trade war.” A transcript of the interview is set forth below.

Yahoo Finance's Adam Shapiro, Akiki Fujita, Brian Cheung and Sal Gilbertie - President Teucrium Trading discuss the corn futures market.

https://finance.yahoo.com/video/corn-farmers-taking-hit-epic-170701081.html

Adam Shapiro: Joining us to talk about all of it is Sal Gilbertie, he is president of Teucrium Trading. Teucrium, correct?

Sal Gilbertie: Teucrium, correct.

Adam Shapiro: And what we should let people know is if you’re watching this, you have the ETF – the Corn ETF. I want to pull up something that’s very helpful – it’s a chart which shows what’s happened to corn prices, especially as there was this shift towards ethanol in China, who was importing a lot of corn to create ethanol. But then the price kind of craters. I mean, you can see it right here in the monitor. When will corn prices recover and can they recover without China buying US corn?

Chart: Bloomberg Finance L.P. as of 12/31/18.

This is for illustrative purposes only and not indicative of any investment. Past performance is no guarantee of future results. The information and data contained herein do not constitute investment advice offered by Teucrium Trading, LLC and are provided solely for informational purposes.

For this purpose, corn commodity values are representative of the futures (generic first corn futures contract - ) spot continuation chart as defined by and sourced on Bloomberg: Generic contracts, such as C 1, C 2, C 3, ...., are constructed by pasting together "rolling" contracts, according to the pre-selected roll types on the commodity default page. The generic contract uses the value of a particular contract month until it "rolls" to the next month in the series. You can access a generic contract by replacing the month/year code with the number 1, i.e. C 1. Replacing the month/year code with the number 1 will yield the spot contract.”

Prices are expressed in 1/100th of $1, i.e. 342 1/4 = $3.4225

Energy Independence Act and RFS Standards Timeline: https://www.ag.ndsu.edu/energy/biofuels/energy-briefs/history-of-ethanol-production-and-policy

Sal Gilbertie: Well, China actually doesn’t buy much US corn right now. They buy soybeans primarily. And that’s been a big hit from the trade war, and that has kind of, corn has been a victim of that. Someone said to me, corn is experiencing the contagion of the prices. Well, China stopped buying soybeans.

Adam Shapiro: From us. I mean, they’re getting them from Brazil.

Sal Gilbertie: But they’re not getting as many from Brazil that would make up the difference. So, they’re drawing down their stocks. So, people know they’ll come back to us eventually. There will be a trade deal that will include ags in a very large way.

Adam Shapiro: But how does that hit corn?

Sal Gilbertie: Well, they’re all related. It’s animal protein. It’s animal feed. The number one use for corn in the world is to feed animals. And so it hit corn – both soybeans and wheat hit corn. Cheap wheat was coming out of Russia, and soybeans really were hit hard by the trade embargo, or the tariffs, it’s not an embargo and that has pulled corn down. Some people say as much as $0.30 a bushel, which is about 8%

Akiko Fujita: So, if China isn’t the biggest market, where are you seeing the biggest growth? And what’s the potential for prices to push higher if some kind of deal is reached?

Sal Gilbertie: When a deal is reached, because China needs food. They cannot exist without buying food from the US, tariffs or no tariffs, what will happen is soybeans will come back into vogue meaning there is about half a billion bushels of soybeans that China will buy that they’re short on now to this point in the year. And that will have an effect on corn, because corn and soybean share acres. The big story is ethanol. China is moving to ethanol – that chart’s really appropriate that you put up. Because when the US went to E-10 so 10% ethanol in our gasoline – it doubled the price of corn. If you look at that chart closely

Adam Shapiro: Can we pull that chart up again? It shows it really well. Our producer Yvette created this for us, and it shows the spike.

Sal Gilbertie: That’s a great chart. And that – if you take the spikes out and look at the flatline of the trading, pre-ethanol it was about $1.75 to $2 a bushel. Post–ethanol, it was exactly double. About $3.50 to $4 a bushel. Those spikes are from droughts. And the reason you spike is because demand rises almost every single year for ags, So, when there is a drought, you have a problem and you spike. The key here is if China goes to E-10. We doubled the price of rural corn by going to E-10. China is about a third of our market. It won’t create the same impact. There will be an enormous impact on corn that no one is talking about. It’s nine months away.

Brian Cheung: So, Sal, obviously trade factors a lot into ag commodities pricing, but that seems to be a story, as you illustrate, not just for corn but for a number of other commodities as well. Are there other driving factors beyond, also, droughts that kind of play into it? How is domestic consumption looking for corn and also other commodities?

Sal Gilbertie: Global consumption of corn is actually rising about 4%. Global production of corn is rising about 2%. So, you’ve got actually demand outstripping the supply and growth. And supplies of corn are going to drop globally 10% based on last USDA estimates from year to year. So, you’ve got a tightening balance sheet, which is not a bearish factor. Now you’ve got the trade war and the floods that are basically causing this contagion, if you will.

Adam Shapiro: Real quick, I mean, just today, the ETF is trading down slightly. Is there a threat that because of the soybean tariffs, that we put more crop land in production to grow corn and that could depress corn prices going forward?

Sal Gilbertie: Most farmer believe they will plant more corn than soybeans because there are so many soybeans in inventory. But it’s a normal cycle. It’s a normal cycle.

Akiko Fujita: Ok, Sal appreciate your time today. Sal Gilbertie joining us here at the desk.

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